Harbin Electric Reports Significantly Higher Second-Quarter Earnings

Harbin, China, August 9, 2010 – Harbin Electric, Inc. (“Harbin Electric” or the “Company”, NASDAQ: HRBN), a leading developer and manufacturer of a wide array of electric motors in the People’s Republic of China, today reported its financial results for the second quarter of 2010.

Financial Highlights
▪	Total revenues were $105.44 million, up 175% from $38.36 million in 2Q09
▪	Operating income totaled $28.08 million, up 219% from $8.82 million in 2Q09
▪	Adjusted net income attributable to controlling interest was $24.02 million, up 224% compared to $7.42 million in 2Q09
▪	GAAP earnings per diluted share attributable to controlling interest were $0.82, compared to a net loss of $0.24 in 2Q09
▪	Adjusted earnings per diluted share attributable to controlling interest were $0.77 per diluted share, compared to $0.33 in 2Q09

Quarterly Financial Summary:

	2Q10	2Q09	YoY% Change

Revenue	$105,435,970	$38,363,484	175%

Gross Profit	$35,332,187	$12,863,276	175%
Gross Profit Margin	33.51%	33.53%

Operating Income	$28,083,350	$8,815,820	219%
Operating Margin	26.64%	22.98%

Net Income Attributable to Controlling Interest	$25,674,804	$(5,419,364)	NA

Adjusted Net Income Attributable to Controlling Interest*	$24,017,347	$7,422,866	224%
Adjust Net Margin*	22.78%	19.35%

Diluted EPS Attributable to Controlling Interest	$0.82	$(0.24)	NA
Adjusted Diluted EPS Attributable to Controlling Interest*	$0.77	$0.33	131%

*See Reconciliation of non-GAAP measure to GAAP net income. Also see “About Non-GAAP Financial Measures” toward the end of this release

“We are very pleased with our outstanding second quarter earnings,” said Mr. Yang, Chairman and Chief Executive Officer of Harbin Electric. “Adjusted net income, by which we judge our management performance, was up 224% year-over-year at $24.02 million.  We have made remarkable progress in the restructuring and integration of Xi’an Tech Full Simo Motor, which has led to a significant improvement in our operating efficiency. During this quarter, we restructured its subsidiaries, acquiring full ownership in four partially owned subsidiaries and disposing of non-strategic businesses.  This brings us enhanced synergies across our diversified product lines and strengthens profit margins and earnings power. While our top line benefited from the acquisition of Xi’an Tech Full Simo Motor, earlier strategic moves continued to add to revenues. Weihai revenues were up 39% and oil pumps and coal transportation project performed strongly.”

Revenues
For the second quarter of 2010, total revenues were $105.44 million, up 175% compared with $38.36 million in the second quarter of 2009, which was negatively impacted by the global financial crisis. The significant sales growth was mainly the result of higher sales across all product lines and a contribution of $44.57 million from Xi’an Tech Full Simo which was acquired in October 2009. Excluding the acquisition, organic growth was 59% year over year.

By product line, linear motor sales were up 76% driven by higher oil pump sales (150 units in the second quarter of 2010 compared to 105 units in the second quarter of 2009) and revenues from coal transportation project ($5.31 million), which started to contribute in the fourth quarter of 2009. Sales of specialty micro motors were up 77% from the second quarter of 2009. Sales of industrial rotary motors increased from $17.00 million to $68.12 million including $44.57 million from Xi’an Tech Full Simo. Sales of rotary motors at Weihai Tech Full Simo totaled $23.56 million for the quarter, up 39% compared with $17 million in the second quarter of 2009.

International sales totaled $5.60 million, or 5.3% of total sales, for the quarter, an increase of 56% compared with $3.58 million in the second quarter of 2009, when the global economic downturn hit our international business severely. The international sales growth was driven primarily by increased sales in our specialty micro motor and rotary motor products.

The following table presents the revenue contribution by percentage for each major product line in the second quarter of 2010 in comparison with the second quarter of 2009.

	Percent of Total Revenues
Product Line	2Q10	2Q09
Linear Motors and Related Systems	19.1%	30.0%
Specialty Micro-Motors	14.4%	22.3%
Rotary Motors	64.6%	44.3%
Weihai	22.3%	44.3%
Xi’an	42.3%	NA
Others	1.9%	3.4%
Total	100%	100%

International Sales	5.3%	9.3%

Net Income
The Company recorded a net income attributable to controlling interest of $25.67 million ($0.82 per diluted share), compared with a net loss of $5.42 million (a loss of $0.24 per diluted share) in the second quarter of 2009, which included a non-cash charge of $14.01 million due to change in fair value of the warrants issued with our 2010 Notes and our 2012 Notes.

During the second quarter, Xi’an Tech Full Simo acquired all of the equity interests in four of its non-wholly-owned subsidiaries. These acquisitions contributed $2.03 million ($0.06 per diluted share) to the total net income attributable to controlling interest for the quarter.

Excluding the $1.66 million non-cash gain due to change in fair value of warrants, the adjusted net income for the quarter was $24.02 million ($0.77 per diluted share). This compares to the adjusted net income of $7.42 million ($0.34 per diluted share) for the quarter ended June 30, 2009, which excluded a $14.01 million non-cash charge due to change in fair value of warrants and a $1.17 million (RMB 8 million) government grant. This is a 224% increase year-over-year. The higher adjusted net income of the current period was primarily driven by higher sales across all product lines, contributions from Xi’an Tech Full Simo, and higher other income.

The adjusted net profit margin increased to 22.78% in the current quarter from 19.35% in the second quarter of 2009, reflecting a significant improvement in operating efficiency as a result of business integration and consolidation.

The following table provides the non-GAAP financial measure and a reconciliation of the non-GAAP measure to the GAAP net income.

	2Q10	2Q09
Net Income Attributable to Controlling Interest	$25,674,804	$(5,419,364)
Add back (Deduct):
Other Income – Government Grant	$0	$(1,172,560)
Change in fair value of warrant	$(1,657,457)	$14,014,790
Adjusted Net Income Attributable to Controlling Interest	$24,017,347	$7,422,866

Diluted EPS Attributable to Controlling Interest	$0.82	$(0.24)
Add back (Deduct):
Other Income – Government Grant	$0	$(0.05)
Change in fair value of warrant	$(0.05)	$0.63
Adjusted EPS Attributable to Controlling Interest	$0.77	$0.34

Gross Profit Margin
The following table presents the average gross profit margin by product line for the second quarter of 2010, in comparison to the second quarter of 2009.
	Gross Profit Margin
Product Line	2Q10	2Q09
Linear Motors and Related Systems	60.9%	56.9%
Specialty Micro-Motors	37.1%	40.4%
Rotary Motors
Weihai	12.2%	13.2%
Xi’an	30.9%	NA
Others	38.3%	48.0%
Corporate Average	33.5%	33.5%

The overall gross margin remained stable. By product line, higher gross margin for linear motors is attributable to increased sales of oil pumps and sales of linear motor systems for coal transportation, which have higher gross margin relative to other types of linear motors. The gross margin for specialty micro-motors declined slightly primarily as a result of moving the production from Harbin to Shanghai, where manufacturing costs such as labor and fixed costs are relatively higher, particularly at the start-up stage. The slight decline in gross margin for the rotary motor business was related to a combination of factors such as higher raw material costs and changes in product mix.

Operating Income
Operating income in the second quarter of 2010 totaled $28.08 million, compared with $8.82 million in the second quarter of 2009, representing a 219% year over year growth. Higher operating income was mainly due to increased sales, the acquisition of Xi’an Tech Full Simo, and improved operating efficiency. Total operating costs including selling, general and administrative (“SG&A”) expenses and research & development (R&D) expenses totaled $7.25 million, compared with $4.05 million a year ago. The higher operating costs were mainly due to the addition of Xi’an Tech Full Simo, higher expenses related to higher sales such as shipping and handling costs, higher depreciation expense, and higher costs associated with the production start-up at our Shanghai facility. As a percentage of total sales, total operating costs decreased from 10.6% to 6.9%. Operating margin improved to 26.6% in the current quarter from 23.0% in the second quarter of 2009, reflecting a significant improvement in operating efficiency as a result of business integration and consolidation.

Loss from Disposal of Subdivision
Effective April 1, 2010, Xi’an Tech Full Simo sold its equity interests in three of its non-wholly-owned subsidiaries. As a result of the dispositions, a net loss of $623,158 was recorded in loss from disposal of subdivisions, net of income taxes, in the Company’s Consolidated Statements of Operations.

Interest Expense
Net interest expense was $0.98 million for the current quarter. This included $0.45 million in amortization of debt discount and debt issuance cost in connection with the Company’s 2012 Notes issued in 2006, $0.70 million in interest expense and $0.21 million in interest income. This compares to net interest expense of $0.84 million for the second quarter of 2009. In all periods, net interest expense included non-cash amortization expense of debt discount and debt issuance cost.

Income Taxes
The income tax provision was $3.79 million for the current quarter, compared with $1.48 million for the second quarter of 2009. The year-over-year increase in income tax was mainly attributable to the taxable income contributed by Xi’an Tech Full Simo that was acquired in October 2009, higher income due to the start-up of Shanghai Tech Full in the fourth quarter of 2009, and higher income at our Harbin and Weihai facilities.

Outlook
“Despite concerns about the slowing down of the Chinese economy, we continue to see strong demand for many of our products.   As we expect continued strong order volume for our rotary motors, our focus in the months ahead is to address production capacity constraints at our Weihai and Xi’an facilities. In our specialty motor lines including linear motors and specialty micro-motors, where speed of product development and market launch is the key to future growth, we have made substantial capital investments. We believe that capacity expansion and the expected and long-awaited launch of new products, coupled with our success in business integration, restructuring, and consolidation, will help us further extend our leadership position in the industry. ”

Conference Call Details

The Company will host a conference call to discuss the second quarter 2010 financial results at 8:30 a.m. ET on Monday, August 9th, 2010. Tianfu Yang, Chairman and Chief Executive Officer, Zedong Xu, Chief Financial Officer, and Christy Shue, Executive Vice President, Finance will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA:	1-888-208-1812
International:	1-719-457-2710
North China:	10-800-714-1202
South China:	10-800-140-1181

The conference ID for the call is 4760224.

A replay of the call will be available beginning at 12:00 PM ET on August 9th, 2010 and will remain available through 12:00 PM ET on August 23, 2010.

To access the replay, please dial any of the following numbers:

USA:	1-888-203-1112
International:	1-719-457-0820
Passcode:	4760224

This conference call will be broadcast live over the Internet. To listen to the live webcast, go to http://www.harbinelectric.com and click on "Harbin Electric Q2 2010 Financial Results Conference Call." The replay of the webcast will be available for 30 days and will be archived on the Investor Kits page of the website after 30 days.

About Non-GAAP Financial Measures
The management of Harbin Electric uses non-GAAP adjusted net earnings to measure the performance of the Company’s business internally by excluding non-recurring items as well as special non-cash charges.  The Company’s management believes that these non-GAAP adjusted financial measures allow the management to focus on managing business operating performance because these measures reflect the essential operating activities of Harbin Electric and provide a consistent method of comparison to historical periods. The Company believes that providing the non-GAAP measures that management uses internally to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand Harbin Electric's financial performance in comparison to historical periods without variations caused by non-recurring items and non-operating related charges. In addition, it allows investors to evaluate the Company's performance using the same methodology and information as that used by the management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from GAAP financial measure. However, the management of Harbin Electric compensates for these limitations by providing the relevant disclosure of the items excluded.

About Harbin Electric, Inc.:
Harbin Electric, headquartered in Harbin, China, is a leading developer and manufacturer of a wide array of electric motors with a focus on innovative, customized, and value-added products. Its major product lines include industrial rotary motors, linear motors, and specialty micro-motors. The Company's products are purchased by a broad range of domestic and international customers, including those involved in the energy industry, factory automation, food processing, packaging, transportation, automobile, medical devices, machinery and tool manufacturing, chemical, petrochemical, as well as in the metallurgical and mining industries. The Company operates four manufacturing facilities in China located in Xi'an, Weihai, Harbin, and Shanghai.

Harbin Electric has built a strong research and development capability by recruiting talent worldwide and through collaborations with top scientific institutions. The Company owns numerous patents in China and has developed award-winning products for its customers. Relying on its own proprietary technology, the Company developed an energy efficient linear motor driven oil pump, the first of its kind in the world, for the largest oil filed in China. Its self-developed linear motor propulsion system is powering China's first domestically made linear motor driven metro train. As China continues to grow its industrial base, Harbin Electric aspires to be a leader in the industrialization and technology transformation of the Chinese manufacturing sector. To learn more about Harbin Electric, visit http://www.harbinelectric.com.

Safe Harbor Statement
The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company's periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled “Risk Factors” in its annual report on Form 10-K for the year ended December 31, 2009. The Company does not undertake any obligation to update forward-looking statements contained in the press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company's future performance, operations and products.

For investor and media inquiries, please contact:

     Christy Shue
     Harbin Electric, Inc.
     Executive VP, Finance & Investor Relations
     Tel:   +1-631-312-8612
     Email: IR@HarbinElectric.com

     Kathy Li
     Christensen Investor Relations
     Tel:   +1-212-618-1978
     Email: kli@christensenir.com

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

ASSETS
	June 30,	December 31,
	2010	2009
	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$40,275,201	$92,902,400
Restricted cash	5,086,010	3,522,009
Notes receivable	317,814	1,086,929
Accounts receivable, net	95,484,435	93,322,885
Inventories, net	80,865,291	74,913,877
Other receivables & prepaid expenses	3,453,818	5,828,453
Advances on inventory purchases	13,255,272	11,718,544
Total current assets	238,737,841	283,295,097

PLANT AND EQUIPMENT, net	182,148,559	156,364,548

OTHER ASSETS:

Debt issuance costs, net	77,319	359,255
Advance on non-current assets	24,167,429	13,666,414
Goodwill and other intangible assets, net	73,673,741	75,546,225
Other assets	1,216,471	1,722,693
Total other assets	99,134,960	91,294,587

Total assets	$520,021,360	$530,954,232

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable - short term	$5,747,885	$4,533,268
Accounts payable	55,833,838	47,099,135
Short term loans	46,150,243	44,439,629
Customer deposits	15,136,028	18,455,842
Accrued liabilities and other payables	7,246,715	12,329,394
Taxes payable	9,012,807	8,233,862
Amounts due to original shareholders	736,500	28,681,976
Current portion of notes payable, net	5,083,486	7,660,210
Total current liabilities	144,947,502	171,433,316

LONG TERM LIABILITIES:
Long term bank loans	-	4,401,000
Warrant liability	3,200,179	4,623,558

Total liabilities	148,147,681	180,457,874

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized,
31,067,471 and 31,067,471 shares issued and outstanding
as of June 30, 2010 and December 31, 2009, respectively	310	310
Paid-in-capital	213,216,504	218,094,374
Retained earnings	110,778,315	69,594,111
Statutory reserves	27,913,711	22,869,423
Accumulated other comprehensive income	20,051,102	18,638,299
Total shareholders' equity	371,959,942	329,196,517

NONCONTROLLING INTERESTS	(86,263)	21,299,841

Total liabilities and shareholders' equity	$520,021,360	$530,954,232

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009

REVENUES	$105,435,970	$38,363,484	$210,921,127	69,088,377

COST OF SALES	70,103,783	25,500,208	139,846,870	45,301,323

GROSS PROFIT	35,332,187	12,863,276	71,074,257	23,787,054

RESEARCH AND DEVELOPMENT EXPENSE	362,783	408,520	956,978	801,802

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	6,886,054	3,638,936	14,302,812	6,143,840

INCOME FROM OPERATIONS	28,083,350	8,815,820	55,814,467	16,841,412

OTHER EXPENSE (INCOME), NET
Other income, net	(1,326,675)	(2,100,885)	(2,445,961)	(2,640,264)
Interest expense, net	977,858	842,528	2,624,781	2,283,912
Loss from disposal of subdivision	623,158	-	623,158	-
Change in fair value of warrants	(1,657,457)	14,014,790	(1,423,379)	11,441,369
Total other (income) expense, net	(1,383,116)	12,756,433	(621,401)	11,085,017

INCOME BEFORE PROVISION FOR INCOME TAXES	29,466,466	(3,940,613)	56,435,868	5,756,395

PROVISION FOR INCOME TAXES	3,790,892	1,478,751	7,854,253	2,521,425

NET INCOME BEFORE NONCONTROLLING INTEREST	25,675,574	(5,419,364)	48,581,615	3,234,970

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	770	-	2,353,123	-

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	25,674,804	(5,419,364)	46,228,492	3,234,970

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,320,473	(9,110)	1,412,069	(294,478)
Foreign currency translation adjustment attributable to noncontrolling interest	611	-	(191)	-
Change in fair value of derivative instrument	-	(711,288)	-	(3,240,364)

COMPREHENSIVE INCOME	$26,995,888	$(6,139,762)	$47,640,370	(299,872)

EARNINGS PER SHARE
Basic
Weighted average number of shares	31,067,471	22,140,568	31,067,471	22,121,746
Earnings per share before noncontrolling interest	$0.83	$(0.24)	$1.56	$0.15
Earnings per share attributable to controlling interest	$0.83	$(0.24)	$1.49	$0.15
Earnings per share attributable to noncontrolling interest	$-	$-	$(0.08)	$-

Diluted
Weighted average number of shares	31,343,306	22,140,568	31,348,563	22,350,126
Earnings per share before noncontrolling interest	$0.82	$(0.24)	$1.55	$0.14
Earnings per share attributable to controlling interest	$0.82	$(0.24)	$1.47	$0.14
Earnings per share attributable to noncontrolling interest	$-	$-	$(0.08)	$-